UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity: 033-50600-01

FIRST USA CREDIT CARD MASTER TRUST

(Exact name of issuing entity as specified in its charter)

Commission File Number of sponsor: 333-103210

CHASE BANK USA, NATIONAL ASSOCIATION

(Exact name of sponsor as specified in its charter)

Chase Bank USA, National Association

201 North Walnut Street

Wilmington, Delaware 19801

(302) 282-5113

(Address of registrant’s principal executive offices)

First USA Credit Card Master Trust

Series 2002-CC Certificate

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, First USA Credit Card Master Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRST USA CREDIT CARD MASTER TRUST

By:	CHASE BANK USA, NATIONAL ASSOCIATION, as Transferor and Servicer

	By:	/s/ David A. Penkrot
		Name:	David A. Penkrot
		Title:	Senior Vice President

Date: December 23, 2013